

Mail Stop 4720

July 7, 2016

VIA E-mail
Dr. John N. Kapoor
President and Chief Executive Officer
Insys Therapeutics, Inc.
1333 Spectrum Boulevard, Suite 100,
Chandler, Arizona 85286

> **Re: Insys Therapeutics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for the Quarterly Period Ended March 31, 2016**
> **Filed May 5, 2016**
> **File No. 001-35902**

Dear Dr. Kapoor:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2016
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

1. Net revenue during the quarter ended March 31, 2016 decreased 12% from the quarter ended March 31, 2015. You disclose that the decline in revenue was due to a decrease in Subsys shipments to pharmaceutical wholesalers. In your Form 8-K furnished on April 11, 2016 you attribute the decrease in Subsys revenues to a decline in prescription volumes as well as a reduction in wholesale inventory levels. You further state that you believe the heightened publicity surrounding the national opioid epidemic has resulted in a sensitivity by some healthcare providers to prescribe opioids. Please address the following:

- Provide us with the level of inventory in your Subsys distribution channel as of September 30, 2015, December 31, 2015 and March 31, 2016. Explain the reason for fluctuations in the level for these dates.
- Tell us what consideration you gave to describing any known trends or uncertainties with respect to Subsys prescription volumes in your March 31, 2016 Form 10-Q pursuant to Item 303(a) of Regulation S-K.
- Tell us why these trends and uncertainties were not also discussed in your December 31, 2015 Form 10-K. In this regard, you disclose on page 63 of your Form 10-K that you expected net revenue from the sales of Subsys to continue to increase in 2016 due primarily to anticipated increases in unit prices and in the number of prescriptions fulfilled, combined with changes in prescription strength mix. However, in your February 23, 2016 earnings call your CFO noted that Subsys prescription trends in the first quarter were trailing those of the fourth quarter and that you expected a sequential quarterly decline in Subsys revenue. Net revenue during the quarter ended March 31, 2016 decreased 32% from the quarter ended December 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or Angela M. Connell, Accounting Branch Chief, at (202) 551-3426 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance